International Power plc
Senator House
85 Queen Victoria Street
London EC4V 4DP
United Kingdom
Mr William Choi, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
United States of America
11 October 2006
International Power plc — Form 20-F for the Year Ended 31 December 2005
Filed 30 June 2006
File No. 1-13644
Dear Mr Choi
Thank you for your letter dated 28 September 2006.
We are currently considering the questions raised in your letter, and are consulting with our legal advisers and our auditors. In addition, our audit committee will need to review our proposed response to your letter. As a result, we will be unable to respond to your letter within 10 business days of its date. We intend, instead, to provide a response to your letter by 31 October 2006.
Should you have any questions or concerns, please do not hesitate to contact the undersigned on +44 20 7320 8631 or Nigel Jones on +44 20 7320 8721.
Yours sincerely,
/s/ Mark Williamson
Mark Williamson
Chief Financial Officer